Exhibit 99.1

NOTICE OF OUR ANNUAL AND SPECIAL MEETING

TO BE HELD ON FRIDAY, JUNE 14, 2019

You are invited to our 2019 annual and special meeting:

When	Friday, June 14, 2019 10:00 am MDT

Where	Hyatt Regency, Imperial Ballroom 700 Centre Street SE Calgary, Alberta

Your vote matters	If you held Crescent Point common shares on May 2, 2019, you are entitled to receive notice of, attend, and to vote at this meeting.

The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2018, together with the auditor's report;
2.	Fix the number of directors to be elected at the meeting at 10;
3.	Elect directors for the coming year or until their successors are duly elected or appointed;
4.	Appoint the auditors for the coming year and to authorize the Board of Directors ("Board") to fix their remuneration for 2019;
5.	Adopt a special resolution to reduce the stated capital account maintained in respect of the common shares of Crescent Point by $6 billion, and have a related credit to the contributed surplus account;
6.	Approve an advisory resolution accepting our approach to executive compensation; and
7.	Transact other business as may properly be brought forward.

If you are unable to attend the meeting in person, you are entitled to vote by proxy. See the ‘Solicitation of Proxies’ section for information.

You can access our 2018 financial statements and other documents and information online:

www.crescentpointenergy.com	www.sedar.com (SEDAR)	www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

Craig Bryksa

Director, President and Chief Executive Officer

Calgary, Alberta

May 2, 2019

Crescent Point Energy Corp.   |   2019   |   Information Circular - Proxy Statement   |   2